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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                December 12, 2006

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                       Commission File Number: 333-130901

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                                 MACRO BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Yes       [ ]          No        [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                      Yes       [ ]          No        [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes       [ ]          No        [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                                                                    NEWS RELEASE

Date:                                      December 12, 2006

Contact for Investors and Media:           Jorge F. Scarinci,
                                           Finance and IR Officer
                                           Phone: (5411) 5222 6730
                                           Fax: (5411) 5222 8202
                                           investorelations@macro.com.ar
                                           www.macro.com.ar

                 BANCO MACRO ANNOUNCES MEDIUM-TERM NOTE PROGRAM
                 ----------------------------------------------

City of Buenos Aires, Argentina, December 12, 2006 - Banco Macro S.A. (NYSE:
BMA; Buenos Aires Stock Exchange: BMA) ("Banco Macro") announced today that it has priced an offering pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933 of US$ 150 million of its Fixed/Floating Rate Non-Cumulative Junior Subordinated Notes Due 2036, which are referred to as the "Notes." The Notes will accrue interest at a fixed annual rate equal to 9.75% until December 18, 2016, and thereafter at an annual rate equal to the Six-Month LIBOR Rate for the related interest period plus 7.11%. This offering is part of a new financing program for the issuance by Banco Macro from time to time of up to US$ 400 million aggregate principal amount of debt securities outstanding at any time. The notes were offered at a price of 100% of the principal amount. Banco Macro intends to use the net proceeds from the sale to make loans in accordance with Law No. 23,576 and Argentine Central Bank guidelines.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is not an offer to sell or a solicitation of an offer to buy such Notes and is issued pursuant to Rule 135c of the U.S. Securities Act.

This press release is available under "Investor Relations" section, or, in the Spanish version under "Informacion Financiera", of Banco Macro's web site, www.macrobansud.com.ar.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Marco's business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

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                                    SIGNATURE
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        Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 12, 2006

                                                      MACRO BANK INC.


                                                      By:    /s/ Luis Cerolini
                                                             -------------------
                                                      Name:  Luis Cerolini
                                                      Title: Attorney-in-fact